Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110

+1  202  261  3300  Main

+1  202  261  3333  Fax

www.dechert.com

November 23, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Salem Street Trust (the “Trust”)

Fidelity Strategic Real Return Fund (the “Fund”)

File Nos. 002-41839 and 811-02105

Post-Effective Amendment No. 346

Dear Mr. Bartz:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Strategic Real Return Fund.  The Fund’s English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

Very truly yours,

* /s/ Marc R. Bryant

Marc R. Bryant
Secretary

*/s/ Megan C. Johnson

Megan C. Johnson, as attorney-in-fact pursuant to a power of attorney dated September 16, 2015.